ADCARE HEALTH SYSTEMS, INC.
1145 Hembree Road
Roswell, Georgia 30076

July 6, 2015

Via Edgar and E-mail

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Mr. Larry Spirgel
Mr. Paul Fischer

Re:    AdCare Health Systems, Inc.’s Registration Statement on Form S-3 (File No. 333-205335)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AdCare Health Systems, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement (the “Filing”) on Form S-3 (File No. 333-205335), so that it will become effective at 4:00 p.m. on July 8, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1)should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;
2)the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and
3)the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

ADCARE HEALTH SYSTEMS, INC.

By: /s/ Allan J. Rimland
Allan J. Rimland
President & Chief Financial Officer